Exhibit 17.3

RESIGNATION OF DIRECTOR

To the Board of Directors and Secretary;

After appointment of Jason, Jonathan and James Goodman as new directors to the board and following numerous discussions with one or more of the Goodman brothers, it is clear that I am in disagreement with them as to the best approach going forward for the Corporation. At this point I believe that it is counter-productive for me to remain on the Board of Directors since the board is now controlled by the 3 new Goodman brothers and John Goodman. I hereby resign as a director of Goodman Networks Incorporated effective as of 12 Noon central time November 15, 2016.

/s/ Ron B. Hill
Ron B. Hill